SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

25 May 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
      - Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 23 May 2007 as published in the South China Morning Post in Hong Kong on 25 May 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c.   J P Morgan
       - Mr. King Ho

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)

香 格 里 拉 （ 亞 洲 ） 有 限 公 司 *

website: http://www.ir.shangri-la.com
(Stock Code: 00069)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON 23 MAY 2007

At the Annual General Meeting of Shangri-La Asia Limited (the "Company") held on 23 May 2007 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 27 April 2007 (the "Resolutions"). The Board of Directors of the Company is pleased to announce that the Resolutions were duly passed by the shareholders by way of a poll at the AGM. The poll results in respect of the Resolutions are as follows:

Resolutions		No. of votes (%)	
		For	Against
Ordinary Resolutions			
1.	To adopt the audited financial statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.	2,093,280,938 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend for the year ended 31 December 2006.	2,117,204,705 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	(i) To re-elect Mr. Giovanni Angelini as Director.	2,113,306,983 (99.82%)	3,897,722 (0.18%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(ii) To re-elect Mr. Ho Kian Guan as Director.	2,103,557,399 (99.36%)	13,647,306 (0.64%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(iii) To re-elect Mr. Roberto V. Ongpin as Director.	2,099,546,663 (99.17%)	17,658,042 (0.83%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(iv) To re-elect Mr. Timothy David Dattels as Director.	2,105,208,663 (99.47%)	11,170,042 (0.53%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees).	2,117,204,705 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorise the Directors of the Company to fix their remuneration.	2,079,454,705 (98.22%)	37,750,000 (1.78%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	A. To grant a general mandate to the Directors of the Company to issue and allot additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	1,706,120,785 (80.58%)	411,083,920 (19.42%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	B. To grant a general mandate to the Directors of the Company to repurchase shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	2,117,196,636 (99.9996%)	8,069 (0.0004%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	C. To extend, conditional upon the above resolution No. 6B being duly passed, the general mandate to allot shares by adding the aggregate nominal amount of the repurchased securities to the 20% general mandate.	1,680,429,368 (79.37%)	436,775,337 (20.63%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 23 May 2007

Notes:

1. As at the date of the AGM, the issued share capital of the Company is 2,584,361,255 shares, which is the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM.

2. None of the shares entitling the holders to attend and vote only against the resolutions at the AGM.

3. Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels and Mr. Wong Kai Man as Independent Non-Executive Directors.

* *For identification purpose only*

